

June 4, 2014

Via E-mail
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re: Anadarko Petroleum Corporation**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2014**
> **Filed May 5, 2014**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Notes to Consolidated Financial Statements

Note 10 – Contingencies, page 15

1.   We note that you entered into a settlement agreement regarding the Adversary Proceeding described in your filing in April 2014. Please provide us with a timeline explaining the process through which this settlement was reached along with your analysis of the guidance per FASB ASC 450-20-25.

Note 11 – Income Taxes, page 21

2.   In connection with the recognition of the loss related to the settlement of the Adversary Proceeding, we note that you recognized a tax benefit of $1.65 billion net of a $1.1 billion uncertain tax position due to the uncertainty related to the deductibility of the final settlement payment. Disclosure in your Form 10-K for the fiscal year ended December 31, 2013 states that a deferred tax benefit of $274 million was recognized as you concluded that it is more likely than not that 88% of the $850 million loss recognized in 2013 will be deductible for U.S. tax purposes. Please tell us why an uncertain tax position for the deferred tax benefit recognized was not deemed necessary as of December 31, 2013, but was deemed necessary as of March 31, 2014. Refer to FASB ASC 740-10-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief